No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

TORRANCE, Calif., Jan. 8, 2015 - Honda Motor Co., Ltd.’s consolidated subsidiary, American Honda Motor Co., Inc. (“Honda”) has entered into an agreement with the National Highway Traffic Safety Administration (NHTSA) to resolve the government’s inquiry into Honda’s early warning reporting as required by the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act. As part of the Consent Order, Honda will pay a $70 million civil penalty and continue to implement a series of corrective measures among other requirements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 09, 2015

[Translation]

January 9, 2015

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Honda Motor Co., Ltd.’s Consolidated Subsidiary Resolves

NHTSA Inquiry Regarding Early Warning Reporting

TORRANCE, Calif., Jan. 8, 2015 – Honda Motor Co., Ltd.’s consolidated subsidiary, American Honda Motor Co., Inc. (“Honda”) has entered into an agreement with the National Highway Traffic Safety Administration (NHTSA) to resolve the government’s inquiry into Honda’s early warning reporting as required by the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act. As part of the Consent Order, Honda will pay a $70 million civil penalty and continue to implement a series of corrective measures among other requirements.

“We have resolved this matter and will move forward to build on the important actions Honda has already taken to address our past shortcomings in early warning reporting,” said Rick Schostek, executive vice president, Honda North America, Inc. “We continue to fully cooperate with NHTSA to achieve greater transparency and to further enhance our reporting practices.”

In order to ensure full compliance with its early warning reporting obligations, Honda has already begun taking steps to correct the errors responsible for the violations. The company is in the process of initiating new training regimens, changing internal reporting policy, making staffing and organizational changes, and enhancing oversight of its early warning reporting process.

The settlement agreement follows Honda’s November 24, 2014 response to a Special Order issued by NHTSA in early November. That order was prompted by Honda’s disclosure to NHTSA of preliminary findings from a third-party audit Honda commissioned in September 2014 in response to inadequately addressed discrepancies in the company’s early warning reporting. In responding to the Special Order, as previously disclosed, Honda identified under-reporting of written claims or notices of injuries or deaths over the past decade due to errors related to data entry, computer coding, regulatory interpretation, and other errors in warranty and property damage claims reporting.

Reference (Information on Honda’s Consolidated Subsidiaries in the U.S.)

(1)	Trade name	American Honda Motor Co., Inc.
(2)	Representative	Takuji Yamada
(3)	Location	California, USA
(4)	Stated capital	USD 299,000 thousand
(5)	Activities	Sales of motorcycles, automobiles, and power products and others

(1)	Trade name	Honda North America Inc.
(2)	Representative	Takuji Yamada
(3)	Location	Ohio, USA
(4)	Stated capital	USD 1,502 thousand
(5)	Activities	Coordination of Motorcycle business, Automobile business, Financial services business, and Power product and other businesses